Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 9 DATED OCTOBER 17, 2025
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of November 1, 2025;
•to disclose the calculation of our September 30, 2025 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
As of September 30, 2025, our direct real estate investments include 64 real estate properties totaling approximately 10.1 million square feet located in 32 markets throughout the U.S., which were 93.3% leased. As of September 30, 2025, our leverage ratio was 24%.

On September 24, 2025, we acquired a fully leased industrial warehouse in Fort Pierce, Florida, for $38.3 million. We believe the property offers long-term, durable income with a weighted average lease term of approximately six years and contractual rent escalations. This asset is strategically located along I-95 and Florida's Turnpike, serving as a key distribution hub with easy access to South Florida, Jacksonville, Orlando, and Tampa.
November 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

Transaction Price (per share)
Class T	$25.9867
Class S	$26.0471
Class D	$26.0037
Class I	$26.1466
Class E	$27.9447
The November 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025:

$ in thousands, except share/unit data
Components of NAV	September 30, 2025
Investments in real estate	$928,931
Investments in unconsolidated entities	146,669
Investments in real estate-related securities	42,787
Investment in commercial loan	12,212
Investment in affiliated fund	13,224
Cash and cash equivalents	39,385
Restricted cash	3,222
Other assets	3,523
Mortgage notes, revolving credit facility and financing obligation, net	(312,581)
Subscriptions received in advance	(1,740)
Other liabilities	(21,670)
Management fee payable	(528)
Accrued stockholder servicing fees	(17)
Non-controlling interests in joint-ventures	(231,188)
Net asset value	$622,229
Number of outstanding shares/units	22,923,723
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Total
Net asset value	$7,397	$12,577	$13,477	$105,190	$35,428	$412,547	$23,742	$11,871	$622,229
Number of outstanding shares/units	284,652	482,866	518,266	4,023,077	1,267,800	15,028,719	878,895	439,448	22,923,723
NAV Per Share/Unit as of September 30, 2025	$25.9867	$26.0471	$26.0037	$26.1466	$27.9447	$27.4506	$27.0135	$27.0135

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.3%
Industrial	8.0%	5.9%
Self-Storage	7.6%	5.8%
Multifamily	7.6%	5.5%
Student Housing	7.8%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	2.9%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of October 10, 2025, we have issued and sold in our public offering (1) 640,658 shares of our common stock (consisting of 29,805 Class T shares, 111,011 Class S shares, 28,714 Class D shares, 459,295 Class I shares and 11,833 Class E shares) in the primary offering for total proceeds of $17.0 million and (2) 80,349 shares of our common stock (consisting of 8,085 Class T shares, 16,009 Class S shares, 15,667 Class D shares, 33,476 Class I shares and 7,112 Class E shares) pursuant to our distribution reinvestment plan for a total value of $2.1 million. As of September 30, 2025, our aggregate NAV was $622.2 million. We intend to continue selling shares in our public offering on a monthly basis.